

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Willian M. Brown
Chief Financial Officer
Andretti Acquisition Corp.
7615 Zionsville Road
Indianapolis, IN 46268

> **Re: Andretti Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 22, 2023**
> **File No. 001-41218**

Dear Willian M. Brown:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation